ADVANCED SERIES TRUST
655 Broad Street, 17th Floor
Newark, New Jersey 07102

March 31, 2016

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:	Comments on Preliminary Proxy Statement of AST Ivy Asset Strategy Portfolio of Advanced Series Trust

(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)

Ladies and Gentlemen:

On behalf of Advanced Series Trust (the Registrant), this filing is intended to respond to telephonic comments received from Alberto Zapata of the Securities and Exchange Commission (the Commission) Staff with respect to the Registrant’s preliminary proxy statement that was filed with the Commission on March 24, 2016 (the Proxy Statement). The Proxy Statement was filed in connection with a proposed Plan of Substitution (the Plan) for the above-referenced portfolio (the Portfolio) as part of a planned liquidation of the Portfolio. The Definitive Proxy Statement is anticipated to be filed with the Commission on April 4, 2016 and will be tagged to indicate changes from the Preliminary Proxy Statement.

The Commission Staff's comments and our responses thereto, are set forth below.

1.	Comment: Pursuant to Item 5 of Schedule 14A (the Schedule), please describe any material direct or indirect interest in the Portfolio.

Response: The Proxy Statement notes that “To the knowledge of the Trust, as of the Record Date, the current Trustees and officers owned, individually and as a group, less than 1% of the Shares of the Trust and the Portfolio.” The Registrant does not believe that there are any additional items to note in accordance with Item 5.

2.	Comment: In response to Item 6(d) of the Schedule, please provide disclosure concerning principal shareholder of the Portfolio, if appropriate.

Response: The requested disclosure has been provided under Exhibit B of the Proxy Statement.

3.	Comment: Amend the “Important Note” for the AST Money Market Portfolio to reflect the requirements of Rule 35d-1 of the Investment Company Act of 1940.

Response: The disclosure has been amended as requested.

4.	Comment: Under the heading, “Independent Registered Accounting Firm,” please provide accounting firm name.

Response: The missing information has been provided as requested.

5.	Comment: Please provide additional information with regards the Registrant’s material contractual arrangements with the proxy solicitor.

Response: The Registrant confirms that material information regarding the contractual arrangement with the proxy solicitor has been included in the Proxy Statement. For clarification, the Registrant has also added that proxy solicitor will handle mailing services and vote tabulation.

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Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-1495.  Thank you for your assistance in this matter.

Respectfully submitted,

/s/ Kathleen DeNicholas

Kathleen DeNicholas